SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2016

Woori Bank

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 100-792, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Announcement of the Annual General Meeting of Shareholders for Fiscal Year 2015

On March 4, 2016, the Board of Directors of Woori Bank passed the following resolution to hold the annual general meeting of shareholders on March 25, 2016.

Key Details Relating to the Annual General Meeting of Shareholders

•	Meeting Date and Time: March 25, 2016; 10:00 a.m. (local time)

•	Venue: Woori Bank Head Office Building, 5th floor, 51, Sogong-ro, Jung-gu, Seoul, Korea

•	Agenda:

1)	Approval of financial statements for the fiscal year 2015

2)	Approval of amendments to the Articles of Incorporation

3)	Appointment of directors (5 directors)

3-1    Candidate for standing director: Dong-Gun Lee

3-2    Candidate for standing director: Ki-Myung Nam

3-3    Candidate for non-standing director: Kwang-Woo Choi

3-4    Candidate for outside director: Ho-Geun Lee

3-5    Candidate for outside director: Sung-Yong Kim

4)	Appointment of Audit Committee member who serves as outside director

- Candidate for member of the Audit Committee who serves as outside director: Sung-Yong Kim

5)	Approval of the maximum limit on directors’ compensation

•	Agenda details

•	Appointment of directors

Name	Date of Birth	Term	Appointment	Career Background
Dong-Gun Lee	January 1958	Until Dec. 30, 2016	New Appointment	– Current) Head, Business Support Group, Woori Bank – Deputy President, Woori Bank

Ki-Myung Nam	December 1958	Until Dec. 30, 2016	New Appointment	– Current) Head, Domestic Business Group, Woori Bank – Executive Vice President, Finance & Management Planning Unit, Woori Bank

Kwang-Woo Choi	March 1962	2 years	New Appointment	– Current) Director, Office of Public Relations, Korea Deposit Insurance Corporation – Director, Office of Fund Operation & Investment, Korea Deposit Insurance Corporation

•	Appointment of outside directors

Name	Date of Birth	Term	Appointment	Career Background	Serving as director of other companies
Ho-Geun Lee	May 1960	2 years	New Appointment	– Current) Professor, School of Business, Yonsei University – Assistant Professor, Business School, Hong Kong University of Science and Technology	–

Sung-Yong Kim	March 1966	2 years	New Appointment	– Current) Professor, Law School, SungKyunKwan University – Attorney, Law Firm Woo Hyun	–

In accordance with Article 18 of the Corporate Governance Code, information regarding outside director candidate recommendation is disclosed on Woori Bank’s website as well as the website of the Korea Federation of Banks.

•	Appointment of Audit Committee member

Name	Term	Appointment
Sung-Yong Kim	2 years	New Appointment

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Bank
(Registrant)

Date: March 4, 2016	By: /s/ Seung-Gyu Kim
(Signature)
Name: Seung-Gyu Kim
Title: Executive Vice President